Exhibit 99.1

21 November 2024

Results of Annual General Meeting

ST. HELIER, Jersey--(BUSINESS WIRE) - Metals Acquisition Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC)

Metals Acquisition Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC), a private limited company incorporated under the laws of Jersey, Channel Islands (MAC) wishes to advise the following outcomes of the resolutions considered at MAC’s 2024 Annual General Meeting held earlier today.

Set out in the schedule below are the total number of votes in respect of validly appointed proxies and poll numbers.

All resolutions were passed by poll in accordance with recommendation 6.4 of the 4th edition of the ASX Corporate Governance Council Principles and Recommendations.

A consolidated set of the Company’s Articles of Association, as amended by shareholders at the General Meeting, will be released at the same time as this announcement.

The Company will make a further announcement regarding the effective date for the change of Company name to “MAC Copper Limited” once various regulatory filings have been attended to, but currently expects the Company’s ordinary shares will commence trading on the New York Stock Exchange under the new name at the open of market trading on 3 December 2024.

-ENDS-

This announcement is authorised for release by Chris Rosario and Trevor Hart, Joint Company Secretaries.

Contacts

Mick McMullen Chief Executive Officer & Director Metals Acquisition Limited investors@metalsacqcorp.com	Morne Engelbrecht Chief Financial Officer Metals Acquisition Limited

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE: MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

Metals Acquisition Limited

Annual General Meeting

Friday 22 November 2024 (Sydney)

Results of Meeting

The following information is provided in accordance with ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 – Re-election of Director – Mick McMullen	Ordinary	60,047,395	2,662,263	0	24,632	60,047,395	2,662,263	45,441	Carried
		95.72%	4.24%	0.00%	0.04%	95.69%	4.24%	0.07%
2 – Re-election of Director – Charles McConnell	Ordinary	59,454,487	3,277,196	0	2,607	59,454,487	3,277,196	23,416	Carried
		94.78%	5.22%	0.00%	0.00%	94.74%	5.22%	0.04%
3 – Re-election of Director – Graham van’t Hoff	Ordinary	62,602,660	129,023	0	2,607	62,602,660	9,301,374	23,416	Carried
		99.79%	0.21%	0.00%	0.00%	99.75%	0.21%	0.04%
4 – Re-election of Director – Leanne Heywood	Ordinary	62,728,339	3,345	0	2,606	62,728,339	3,345	23,415	Carried
		99.99%	0.01%	0.00%	0.00%	99.95%	0.01%	0.04%
5 – Re-election of Director – Anne Templeman Jones	Ordinary	62,597,429	134,245	0	2,616	62,597,429	134,245	23,425	Carried
		99.79%	0.21%	0.00%	0.00%	99.75%	0.21%	0.04%
6 – Re-election of Director – Mohit Rungta	Ordinary	62,727,832	3,351	0	3,107	62,727,832	3,351	23,916	Carried
		99.99%	0.01%	0.00%	0.00%	99.95%	0.01%	0.04%
7 – Re-appointment of auditors	Ordinary	62,728,419	3,263	0	2,608	62,728,419	3,263	23,417	Carried
		99.99%	0.01%	0.00%	0.00%	99.95%	0.01%	0.04%
8 – Amendment to the Articles of Association	Special	50,713,882	12,017,762	0	2,646	50,713,882	12,017,762	23,455	Carried
		80.84%	19.16%	0.00%	0.00%	80.81%	19.15%	0.04%
9 – Change of Company name	Special	62,729,210	1,411	0	3,669	62,729,210	1,411	24,478	Carried
		99.99%	0.00%	0.00%	0.01%	99.96%	0.00%	0.04%
10 – Ratification of prior issue of CDIs – October 2024 Placement	Ordinary	57,118,058	174,789	0	5,441,443	57,118,058	174,789	5,462,252	Carried
		91.05%	0.28%	0.00%	8.67%	91.02%	0.28%	8.70%

* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.

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